Ecopetrol informs regarding its Board of Directors.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company”) informs that, as previously communicated on August 30, 2024, the resignations submitted by the independent members of the Board of Directors, Mr. Juan José Echavarría Soto, Chairman of the Corporate Governance and Sustainability Committee, and Mr. Luis Alberto Zuleta Jaramillo, Chairman of the Audit and Risk Committee and expert in financial matters, will be effective as of November 9, 2024. In light of the effectiveness of the resignations of Mr. Zuleta and Mr. Echavarría, the Board of Directors will subsequently deliberate and decide on the possible reconstitution of the committees previously chaired by the resigning members. It is worth noting that following the resignation of Mr. Echavarría, the Audit and Risk Committee continues to comply with Rule 10A-3 of the Securities Exchange Act of 1934.

Bogota D.C., November 8, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co